Exhibit 99.9

SECOND ADDITIONAL LETTER AGREEMENT

VIA EMAIL

Kenges Rakishev

c/o SAT & Company

241 Mukanova Street

Almaty Kazakhstan 050008

Re:	Letter Agreement, dated as of September 11, 2015, Regarding Equity Investment for Funding of Net Element, as modified by that certain Additional Letter Agreement dated October 7, 2015 (collectively, the “Original Letter Agreement”)

This second additional letter agreement is dated as of January 21, 2016 (the “Additional Funding Effective Date”). The undersigned intend that (a) the terms of this second additional letter agreement will modify and supplement the terms and provisions of the Original Letter Agreement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Letter Agreement.

Whereas, in the initial funding pursuant to the Original Letter Agreement, the aggregate amount of $1,590,000 was funded and, upon the approval of the issuance of the Restricted Shares and the Restricted Options by the Company’s shareholders’, 11,357,143 of the Restricted Shares and 11,357,143 of the Restricted Options were issued to the accredited investors that funded such $1,590,000 to the Company pursuant to the Original Letter Agreement.

Whereas, the Original Letter Agreement contemplated the funding to Net Element, Inc., a Delaware corporation (the “Company”), of up to $2,500,000 by the accredited investors in consideration for the issuance to such funding investors of restricted shares of common stock of the Company (“Common Stock”) and options to purchase restricted shares of Common Stock.

Whereas, the Special Committee consisting of three (3) independent and disinterested directors established and appointed by the Board of Directors of the Company previously authorized the funding the Company of up to $2,500,000 in the aggregate and the issuance to such funding investors of the appropriate number of restricted shares of Common Stock and options to purchase restricted shares of Common Stock as consideration for such aggregate funding under the Original Letter Agreement.

Whereas, $910,000 remains unfunded under the Original Letter Agreement.

Whereas, Kenges Rakishev desires to fund such remaining $910,000 to the Company in order to meet the Company’s current working capital requirements.

Now, Therefore, the parties hereby agree as follows:

1. On the Additional Funding Effective Date, Kenges Rakishev shall fund such remaining $910,000 to the Company. In consideration for such funding, the Company agrees to issue to Kenges Rakishev, upon and subject to obtaining the Company’s shareholders approval for such issuance for purposes of the Nasdaq Listing Rules (the “Stockholders Approval”) within 120 days from the date hereof:

(i)

such number of restricted (i.e., issued in reliance on an applicable exemption from registration under the Securities Act, and any disposition of such shares to be subject to Rule 144 of the Securities Act) shares of common stock of the Company (“Common Stock”) as shall equal

$910,000 divided by $0.1951 (the closing consolidated bid price per one (1) share of Common Stock reported on The NASDAQ Capital Market on the trading date immediately preceding the Additional Funding Effective Date (the Additional Funding Effective Date being the date when the Company entered into a binding agreement to issue the securities)) (collectively, the “Consideration Shares”); and

(ii)	such number of options to purchase restricted shares of Common Stock as will equal the number of the Consideration Shares (each, an “Option”). Each Option shall expire on the fifth (5th) annual anniversary of such Option’s issuance date and shall be exercisable (prior to its expiration) into one (1) restricted share of Common Stock at the exercise price equal to $0.2146 (which is 110% of the closing consolidated bid price per one (1) share of Common Stock reported on The NASDAQ Capital Market on the date immediately preceding the Additional Funding Effective Date). The form of option agreement with respect to the Options is attached hereto as Exhibit A.

2. In the event that the Stockholders Approval is not obtained within 120 days from the date hereof, then at Kenges Rakishev’s election, either (i) the purchase price for the Consideration Shares and the Options shall be hereby automatically amended to be equal to the product of (x) the number of Consideration Shares calculated pursuant to paragraph (1)(i) above and (y) the sum of (A) $0.1951 and (B) $0.125, in which case Kenges Rakishev shall have paid to the Company the difference between the previously paid purchase price for the Consideration Shares and Options and the purchase price for the Consideration Shares and Options calculated as set forth in this clause (i) of this paragraph 2, (ii) the number of Consideration Shares and Options issuable to Kenges Rakishev shall be adjusted to be equal to, in each case, the quotient determined by dividing (I) $910,000 by (II) $0.3201, or (iii) the Options shall not be issued and Kenges Rakishev shall be issued the number of Consideration Shares calculated in accordance with paragraph (1)(i) above.

3. Notwithstanding anything to the contrary contained in this second additional letter agreement or any other documents, at no time shall the Company issue shares of Common Stock if such transaction would result in the issuance of more than 19.9% of the amount of issued and outstanding Common Stock unless (i) the Company’s shareholders shall have approved the issuance of shares of common stock in excess of 20%, or (ii) the Nasdaq has provided a waiver of Listing Rule 5635.

4. This second additional letter agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto. This second additional letter agreement may not be amended or modified in any respect, except by the written agreement of the parties hereto. No party hereto may, without the prior written consent of the other party hereto, assign or otherwise transfer, in whole or in part, any of its rights and obligations under this second additional letter agreement. Except as expressly provided for herein, nothing in this second additional letter agreement shall confer any rights upon any person that is not a party hereto or the successor or permitted assignee of a party to this second additional letter agreement. This second additional letter agreement shall be governed by, and shall be construed, interpreted and enforced in accordance with the laws of the State of Florida without regard to its choice of law provisions that would require the application of the law of another jurisdiction. This second additional letter agreement may be executed and delivered (including by facsimile or electronic mail transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Copies of executed counterparts transmitted by telecopy or other electronic transmission service shall be considered original executed counterparts.

[Signatures are on next page.]

Please indicate your consent to the terms of this second additional letter agreement by signing and dating this second letter agreement and returning it to the undersigned.

NET ELEMENT, INC.

By:	/s/ Oleg Firer
Name:	Oleg Firer
Title:	Chief Executive Officer

AGREED AND ACCEPTED BY:

/s/ Kenges Rakishev
KENGES RAKISHEV

Exhibit A

Form of Option

[Attached hereto]

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